Epinal, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

COMPANY: MH GROUP LLC
EMAIL: MAJEDHARFOUCHE@MHGROUPLLC.COM
WEBSITE: MHGROUPLLC.COM



# Independent Accountants Report

**To the Board of Directors and Stockholders of Epinal, Inc.**

**Opinion**

We have audited the accompanying financial statements of Epinal, Inc., which comprise the balance sheets as of December 31, 2023 and 2024, the statements of income, comprehensive income, stockholders' equity, and cash flows for the years then ended, and the balance sheet as of June 30, 2025, and related notes.

In our opinion, the financial statements present fairly, in all material respects, the financial position of Epinal, Inc. as of December 31, 2023 and 2024, and June 30, 2025, and its financial performance and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of Epinal,Inc. in accordance with the ethical requirements that are relevant to our audits, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Majed Harfouch, CPA

License # 17281

*Majed Harfouche, CPA*

Knoxville, TN

8/8/2025

**Balance Sheet**
**Epinal, Inc**
**As of**

|  | 31-Dec-24 | 31-Dec-23 |
|---|---|---|
| **Assets** | | |
| | | |
| **Current Assets** | | |
| Cash | 904 | 250,471 |
| **Total for Current Assets** | **904** | **250,471** |
| | | |
| **Long Term Assets** | | |
| Loan Receivable | 1,071,282 | 457,066 |
| **Net Long Term Assets** | **1,071,282** | **457,066** |
| | | |
| **Total Assets** | **1,072,186** | **707,538** |
| | | |
| **Liabilities and Equity** | | |
| | | |
| **Liabilities** | | |
| SAFE Note Payable | - | - |
| **Total Liabilities** | **-** | **-** |
| | - | - |
| **Equity** | | |
| Opening Balance Equity | 707,538 | 2,438 |
| Owner Contributions | 670,366 | 921,576 |
| Retained Earnings | (305,718) | (216,476) |
| **Total Equity** | **1,072,186** | **707,538** |
| | | |
| **Total Liabilities and Owner Equity** | **1,072,186** | **707,538** |

See Accompanying Notes

Doc ID: 84298b5c500344cd00c132a96ce454fbea07276f

**Income Statement**
**Epinal, Inc**
**As of**

|  | 31-Dec-24 | 31-Dec-23 |
|---|---|---|
| **Sales** | - | - |
| **Cost of Goods Sold** | - | - |
| **Gross Profit** | - | - |
| **Expenses** | | |
| Marketing Expenses | (105,012) | (44,850) |
| Consulting Fees | (200,000) | (171,000) |
| Bank Charges | (706) | (626) |
| **Total Expenses** | **(305,718)** | **(216,476)** |
| **Net Income** | **(305,718)** | **(216,476)** |

See Accompanying Notes

Doc ID: 84298b5c500344cd00c132a96ce454fbea07276f

**Cash Flow Statement**
**Epinal, Inc**
**As of**

|  | 31-Dec-24 | 31-Dec-23 |
|---|---|---|
| **Cash Flows from Operating Activities:** | | |
| Net Income | **(305,718)** | **(216,476)** |
| Adjustments for non-cash items: | | |
| Increase in Long Term Receivabe | (614,215) | (457,066) |
| Increase in Notes Payable | - | - |
| **Net Cash Provided by Operating Activities** | **(919,933)** | **(673,542)** |
| | | |
| **Cash Flows from Investing Activities:** | | |
| Owner Contributions | 670,366 | 921,576 |
| **Net Cash from Investing Activities** | **670,366** | **921,576** |
| | | |
| **Cash Flows from Financing Activities:** | **-** | **-** |
| | | |
| Beginning Cash Balance | 250,471 | 2,438 |
| Change in Cash | (249,567) | 248,033 |
| **Ending Cash Balance** | **903** | **250,471** |

See Accompanying Notes

**Statement of Owner Equity**
**Epinal, Inc**

| | |
|---|---:|
| **Beginning Owner's Equity 2022** | **2,438** |
| + Capital Contributions | 921,576 |
| + Net Income for the period | (216,476) |
| - Owner's Withdrawals/Distributions | - |
| - Adjustments | - |
| **Owner Equity 12/31/2023** | **707,538** |
| + Capital Contributions | 670,366 |
| + Net Income for the period | (305,718) |
| - Owner's Withdrawals/Distributions | - |
| - Adjustments | - |
| **Owner Equity 12/31/2024** | **1,072,186** |
| + Capital Contributions | 366,932 |
| + Net Income for the period | (88,285) |
| - Owner's Withdrawals/Distributions | - |
| **Owner Equity 12/31/2024** | **1,350,833** |

See Accompanying Notes

# Notes to the Financial Statements

## Note 1 — Organization and Business

Epinal, Inc. is a technology company dedicated to making the world a safer place through innovative bio-inspired sensors and AI-driven testing solutions. The company's mission is to advance methods for rapid, accurate detection of narcotics and impairing substances to help prevent narcotic-impaired behavior and improve public safety.

Epinal, Inc. develops and manufactures the Narcolyzer™, the world's first multi-drug breathalyzer designed for quick and reliable narcotics detection. The device features a removable, one-time-use sensor cartridge capable of testing for multiple narcotics, providing accurate results within minutes.

## Note 2 — Summary of Significant Accounting Policies

- Revenue Recognition: The Company has not generated any revenue during the reporting periods.

- Cash and Cash Equivalents: Cash includes cash on hand and deposits with financial institutions.

- Property and Equipment: Recorded at cost, less accumulated depreciation.

- Intangible Assets: Amortized over their estimated useful lives.

- Income Taxes: Accounted for using the asset and liability approach.

- Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts.

## Note 3 — Related Party Loan Receivable

As of December 31, 2023, 2024, and June 30, 2025, the Company has a related party loan receivable from its subsidiary, Epinal Limited, a company incorporated in the United Kingdom.

**The outstanding balances are as follows:**

- 2023: $457,066.45

- 2024: $1,071,281.63

Doc ID: 84298b5c500344cd00c132a96ce454fbea07276f

- 2025: $1,361,617.35

The loan accrues interest at an annual rate of 1%. The repayment terms are at the sole discretion of the lender, and the loan is payable back at the lender's discretion. Management believes that the receivable is fully recoverable, and the interest income recognized on this loan for the periods is immaterial or as applicable.

This related party transaction is conducted on normal terms and conditions comparable to those available from independent third parties.

## Note 4 — Property and Equipment

The company does not have any property, plant or equipment.

## Note 5 – SAFE Note Payable

On June 11, 2025, Epinal, Inc. entered into a SAFE with investor Mark Hanning-Lee for $25,000. The SAFE converts into capital stock under certain events, such as equity financing, liquidity, or dissolution, based on predefined terms.

- Equity Financing: Converts to Standard or Safe Preferred Stock based on lowest price.

- Liquidity Event: Entitles the investor to the greater of the Purchase Amount or value of equivalent Common Stock shares.

- Dissolution Event: Entitles the investor to receive the Purchase Amount.

The SAFE has a Post-Money Valuation Cap of $10,000,000, affecting "Safe" and "Liquidity" prices. The agreement automatically terminates upon stock issuance or payment under specified events.

## Note 6 — Long-term Debt and Borrowings

The company does not have any debts or borrowings

## Note 7 — Subsequent Events
Management evaluated subsequent events through 8/11/2025, and there have been no material events that would require adjustment or disclosure outside of those already disclosed.

Doc ID: 84298b5c500344cd00c132a96ce454fbea07276f



| | |
|---|---|
| **Title** | sign |
| **File name** | Epinal_Inc_FS.pdf |
| **Document ID** | 84298b5c500344cd00c132a96ce454fbea07276f |
| **Audit trail date format** | MM / DD / YYYY |
| **Status** | ● Signed |

## Document History

| | | |
|---|---|---|
| **SENT** | **09 / 16 / 2025**<br>14:15:49 UTC | Sent for signature to Majed Harfouche, CPA<br>(majedharfouche@mhgroupllc.com) from<br>majedharfouche@mhgroupllc.com<br>IP: 172.58.146.54 |
| **VIEWED** | **09 / 16 / 2025**<br>14:16:01 UTC | Viewed by Majed Harfouche, CPA<br>(majedharfouche@mhgroupllc.com)<br>IP: 172.58.146.54 |
| **SIGNED** | **09 / 16 / 2025**<br>14:16:16 UTC | Signed by Majed Harfouche, CPA<br>(majedharfouche@mhgroupllc.com)<br>IP: 172.58.146.54 |
| **COMPLETED** | **09 / 16 / 2025**<br>14:16:16 UTC | The document has been completed. |